Mail Stop 3561

March 6, 2007

Mr. Eckhard Muller
President Finance Division
BASF Aktiengesellschaft
Carl Bosch Strasse 38
67056 Ludwigshafen
Deutschland

      Re: **BASF Aktiengesellschaft**
              Form 20-F for the fiscal year ended December 31, 2005
              Filed March 14, 2006
              File No. 1-15050

Dear Mr. Muller:

      We have completed our review of your Form 20-F and have no further comments at this time.

              Sincerely yours,

              Michael Moran
              Branch Chief